UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: August 30, 2010

Exhibit Index

Exhibit 99.1	Press release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Appoints

Huining Cao to Board of Directors

BEIJING, Aug. 26, 2010 (GLOBE NEWSWIRE) — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that Mr. Huining Cao was appointed to the Company’s board of directors and as a member of the audit committee and the compensation committee. Mr. Cao is currently a professor of finance and serves as academic director for the Finance MBA program at the Cheung Kong Graduate School of Business.

Before joining the Cheung Kong Graduate School of Business, Mr. Cao held various faculty positions at the University of California, Berkeley, the University of California, San Diego, Ohio State University, Carnegie Mellon University and the University of North Carolina at Chapel Hill. Mr. Cao’s research has been published in various journals, including the Journal of Finance, Review of Financial Studies and the Journal of Financial Economics.

In addition, Mr. Cao is also an independent director of Shenzhen Focus Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange. He is also currently the editor of International Financial Review and sits on the editorial board of the Annals of Economics and Finance and China Financial Review.

Mr. Cao holds a Ph.D. in finance from the University of California, Los Angeles and a Ph.D. in pathology from Yale University. He has also received numerous awards for teaching and research excellence, including nominations for the Smith-Breeden Award in 1998 and 2000 for the best paper published in the Journal of Finance.

Mr. Cao will replace Mr. Neil Shen on the audit committee and compensation committee. Mr. Shen will remain as a member of the Company’s board of directors.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to welcome Mr. Huining Cao to our board as an independent director and a member of the audit and compensation committees. His experience as a published author, editor and professor in the fields of macroeconomics and finance brings incremental insight to the Company at the board level, and his foundation in pathology and biology makes him a particularly great fit for Nuokang. We are impressed with Mr. Cao’s proven expertise, which nicely complements our existing senior management team, and look forward to his contributions in the future.”

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, and Aiduo®, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

CONTACT: ICR, LLC

In the U.S.:

Ashley M. Ammon

Christine Duan

1-646-277-1227

In China:

Wen Lei Zheng

86-10-6599-7968